SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            International Star, Inc.
                            ------------------------
                                (Name of Issuer)


                          Common Stock $0.001 par value
                          -----------------------------
                          Title of Class of Securities


                                   460371 10 7
                                  -------------
                                  CUSIP NUMBER


                          Cambro Investment Group, Inc.
                              8068 Marbella Circle.
                               Las Vegas, NV 89128
                                 (702-947-4877)
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                             5/8/1997 and 11/11/1997
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


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


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1. NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Cambro Investment Group, Inc.
         (A Nevada Corporation)

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]        N/A
        (b) [ ]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         0O

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

        [ ]   (N/A)

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada, USA

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                      7. SOLE VOTING POWER

 NUMBER OF               2,250,000
  SHARES              ---------------------------------------------------------
BENEFICIALLY          8. SHARED VOTING POWER
 OWNED BY
   EACH                  None
 REPORTING            ---------------------------------------------------------
  PERSON              9. SOLE DISPOSITIVE POWER
   WITH
                         2,250,000
                      ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

                          None


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

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,250,000

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12. CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
    (SEE INSTRUCTIONS)

         [ ]    (N/A)

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.06%

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14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO


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



Item 1. SECURITY AND ISSUER

     (a) Security:                      Common Stock, $.001 par value

     (b) Name of Issuer:                International Star, Inc.

     (c) Address of Issuer:             631 North Stephanie Street, #187
                                        Henderson, NV 89014


Item 2. IDENTITY AND BACKGROUND

     (a) Name of Person Filing:         Cambro Investment Group, Inc.

     (b) Place of Organization:         Nevada, USA

     (c) Address of Principal           8068 Marbella Circle
              Business Office:          Las Vegas, NV 89128


     (d) Principal Business:            Small Business Investment

     (e) Criminal Proceedings
          in Past Five Years:           None

     (f) Civil Securities Proceedings
          in Past Five Years:           None



Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Consulting Services


Item 4.  PURPOSE OF THE TRANSACTION

     The Reporting Person received the shares for investment; The shares have been held continuously as an investment. Cambro Investment Group, Inc. has no present plans or proposals that would, by its own initiative, result in a change in the present board of directors or management of the Issuer, or any other extraordinary corporate transaction or material change in the status of the corporation or of its securities.


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


Item 5. INTEREST IN SECURITIES OF ISSUER

     (a) Cambro Investment Group, Inc. holds 2,250,000 shares of common stock of the Company (7.06%).

     (b) Shared voting and dispositive power:    None
         Sole voting and dispositive power:      2,225,000 shares.

     (c) On 5/8/1997 and 11/11/1997, Cambro Investment Group, Inc. acquired 2,250,000 shares of the issuer's common stock for consulting services.

     (d) No person other than the Reporting Person has the right to receive or direct dividends or sale proceeds from the securities;

     (e) The Reporting Person remains a beneficial owner of more than 5% of this class of securities.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to transfer or voting the securities acquired and disposed of in this transaction, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of division of profits or losses, or the giving or withholding of proxies.


Item 7. EXHIBITS

None



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


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 24, 2002


Cambro Investment Group, INC.

By:

/s/ Peter Berney
------------------------
Peter Berney, President



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